Exhibit 12

Ball Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

($ in millions)	2004		2003		2002		2001		2000
Earnings (loss) before taxes	$435.2		$319.7		$230.2		$(113.	7)	$113.9
Plus:
Interest expensed and capitalized	105.8		144.2		83.2		89.7		98.5
Interest expense within rent	24.8		22.6		17.1		21.7		25.4
Amortization of capitalized interest	1.8		1.9		2.0		2.3		2.0
Distributed income of equity investees	8.4		4.5		--		--		--
Less:
Interest capitalized	(2.1)		(3.1)		(2.4)		(1.4)		(3.3)

Adjusted earnings (loss)	573.9		489.8		330.1		(1.4)		236.5
Fixed charges (a)	130.6		166.8		100.3		111.4		123.9
Ratio of earnings to fixed charges	4.4	x	2.9	x	3.3	x	0.0	x(b)	1.9	x

(a)     Fixed charges include interest expensed and capitalized as well as interest expense within rent.

(b)     During 2001 there was a deficiency of earnings to fixed charges of $112.8 million.